WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

June 21, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Amended May 3, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 4, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.
Your response to the second bullet of prior comment 3 and disclosure on page 9 of the amended Form 10-K filed on May 10, 2010 states that the filing date to which you refer is February 10, 2010. Your disclosure in the amended Form 8-K filed May 3, 2010 under the heading “Market Information” indicates that the filing date to which you refer is May 3, 2010.  Please reconcile. Cite all authority on which you rely for your conclusions.

Response:  We have revised our disclosure in Amendment No. 3 to the Form 8-K referenced above (“Amended Form 8-K”) under the heading “Market Information” to clarify that “Form 10 information” was filed as of the filing of the initial Form 8-K referenced above, which date is July 2, 2009.  We cite Rule 144(i)(3) promulgated under the Securities Act of 1933, as amended, as authority for when “Form 10 information” is deemed filed.  We will amend the amended Form 10-K filed on May 10, 2010 to provide for similar disclosures.

2.	We note your response to prior comment 4:

•	Please tell us with what document the “agreement” mentioned in the first paragraph of your response was filed as an exhibit;

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

•
Please provide us your analysis of whether you can recover under Section 16 of the Exchange Act any profit generated by Belmont as a result of its August 11, 2009 purchase of securities and September 2, 2009 sale of securities;

•	Please tell us where Belmont reported under Section 16 the warrants you mention in your response or where you reported any related failure to comply with Section 16; and

•
We note the references to shareholders' consent in lieu of a special meeting in Exhibits 3, 5 and 7 to the Exhibit 10.1 mentioned in the last paragraph of your response.  Please tell us when proxy materials were filed for those consents and who filed those materials.

Response:  With regard to the first bullet point, the “agreement,” which refers to the purchase agreement dated July 24, 2009 pursuant to which Belmont purchased 972,000 shares of WES’ common stock, which closed on August 11, 2009, resulting in a change in control of WES, is not filed as an exhibit to a filing by WES as that agreement memorialized a private transaction between Belmont as the buyer and 2 individuals as sellers.  That agreement is not a material definitive agreement to WES.  The Form 8-K filed by WES on August 12, 2009 incorrectly reported the change in control under Item 1.01 Entry Into a Material Definitive Agreement when it should have been reported under Item 5.01 Changes in Control of Registrant.  We have in our records a redacted copy of that agreement, and we enclose a copy for the Staff.

With regard to the second bullet point, Section 16(b) of the Securities Exchange Act of 1934, provides for recoverability of profits realized by holders of more than 10% of any class of any equity security of an issuer, directors, or officers from the purchase and sale of any equity security of such issuer within a period of less than 6 months.  On August 11, 2009, Belmont purchased 972,000 shares of the Company’s common stock, which constituted approximately 81% of the Company’s outstanding capital stock.  On September 2, 2009, Belmont sold all of those shares to Liberator.  Based upon Belmont’s beneficial ownership having exceeding 10% of a class of the Company’s securities and its purchase and sale of those securities within a 6 month period, the Company believes that it may be entitled to recover any profits generated by Belmont as a result of its August 11, 2009 purchase and September 2, 2009 sale of shares of our common stock under Section 16(b).  Whether any profits were realized by Belmont and the amount of recovery, however, cannot be determined as we do not have knowledge of, nor do we have in our possession any documents setting forth, the consideration paid by Belmont in its August 11, 2009 purchase.  Thus, at this time, we are not in a position to analyze the probability of recovery nor can we make a determination as to moving forward with any action to recover from Belmont.

 With regard to the third bullet point, we are not aware of any Section 16 filing by Belmont to report its warrants.  Belmont became a “reporting person” as defined by the instructions to Form 3 and was required, but failed, to file a Form 3 to report its holdings within 10 days of its August 11, 2009 purchase.  Belmont was required, but failed, to report the change in beneficial ownership as a result of the September 2, 2009 sale within 2 days of the sale and as a result of the issuance of the warrants by WES to Belmont on September 2, 2009.  WES has not reported any related failure to comply with Section 16, but WES will report such failure in its annual report on Form 10-K for the fiscal year ended June 30, 2010.

With regard to the last bullet point, proxy materials have not been filed for those consents as WES obtained approvals by written consents by the holder of at least the minimum number of votes necessary to authorize or take the actions.  Information statements for the actions approved by those consents have also not been filed by WES as such actions are not required to be taken at an annual or special meeting of shareholders under Florida corporate law.  Specifically, regarding the election of Louis S. Friedman to the Board, an action approved by the consent of Exhibit 7, Mr. Friedman was elected to fill a vacancy by the remaining director in office, as permitted by WES’ bylaws.  At that time, and currently, the authorized number of directors on the Board allowed for by WES’ articles of incorporation is one (1) to fifteen (15).

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

3.	It is unclear from your response, to prior comment 5 how the limited factors you cite and only those factors support the exemption you say was available. Therefore, we reissue prior comment 5.

Response:   We hereby revise our response to prior comment 5.

WES relied on Section 4(2) of the Securities Act as the exemption from registration under Section 5 of the Securities Act.  Section 4 provides an exemption from Section 5 for certain transactions, including the exemption under Section 4(2) for “transactions by an issuer not involving any public offering.”

First, the issuance of securities in the merger between Liberator and WES was a transaction by WES, the issuer of the common stock and preferred stock issued in the merger.

Second, the transaction involved a private offering.  In Securities and Exchange Commission v. Ralston Purina Co. (1953), the Supreme Court said that “[a]n offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’”  The Court focused on the need of offerees for the protection afforded by registration under the Securities Act to determine whether the offering in that case was a public or private offering.  WES filed Form 10 information in a Current Report on Form 8-K filed with the Commission on October 22, 2009, which includes the kind of information made available in a registration statement.   Since that Form 8-K is filed publicly, all of the Liberator shareholders presumably had access to that public information and did not need the protection of the Securities Act.

In Doran v. Petroleum Management Corp. (5th Cir., 1977), the United States Court of Appeals for the Fifth Circuit considered four factors that it considered relevant to whether an offering qualifies for the Section 4(2) exemption.  The four factors are (1) the number of offerees and their relationship to each other and the issuer, (2) the number of units offered, (3) the size of the offering, and (4) the manner of the offering.  As the court said that “these factors serve as guideposts to the court,” we acknowledge that all four of these factors do not weigh heavily in favor of the private status offering, but we urge the Staff to consider the weight of factors 1 and 4 in favor of our position.  As to factor 1, the offering was only available to the holders of Liberator common stock and preferred stock, of which there were only 53.  WES believed each of the Liberator shareholders to be a sophisticated investor with such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of a prospective investment.  We based this belief on the following (i) the representations of the 40 investors from Liberator’s private placement that closed on June 26, 2009, which representations were contained in the subscription agreements entered into by such investors and Liberator; (ii) the representations of 7 of the shareholders, in written documents signed in connection with a private placement financing between such persons and OneUp Innovations, which Liberator acquired on June 26, 2009; and (iii) representations from Liberator shareholders and management.  As to factor 4, we believe that the manner of the offering supports our belief that the issuance in the merger was a private offering as the issuance was only to persons who held shares of Liberator’s common stock and preferred stock immediately prior to the merger.  WES did not offer or sell the securities by any form of general solicitation or general advertising, all communications being directly with the parties to the merger transaction, nor was an underwriter involved.

For the reasons described and factors cited above, we believe WES may rely on Section 4(2) as the exemption from registration for the issuance of securities in the merger.  WES will file an amendment to its current report on Form 8-K filed October 22, 2009 (“WES Amended 8-K”) to include required disclosures regarding this exemption as soon as practicable.

4.	We will continue to evaluate your response to prior comment 6 after the documents you mention in your response 5 in your letter to us dated February 10, 2010 is filed.

Response:  The Form 8-K originally filed by WES on October 22, 2009 was amended on March 24, 2010 to make the changes to the Form 8-K in response to comment 5 from the Staff’s letter to us dated February 10, 2010 regarding disclosures in such Form 8-K that Liberator survived the merger with WES.  Amendment No. 2 to that Form 8-K will be filed as soon as practicable to file a corrected Exhibit 99.2 to address the remaining portion of that comment 5.

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

5.	Regarding your responses to prior comments 7 and 13:

•
Expand your response to prior comment 13 to clarify how you reached your conclusions as to the materiality of the risk you mention only because of the securities you say your shareholders received. It is unclear how securities your shareholders received in connection with the WES Consulting transaction relates to the materiality of your risk of liability and risk of claims under state or federal law; and

•	Tell us, with a view toward disclosure, why your responses to those comments appears to address only the risk of your liability to private plaintiffs, as opposed to government entities.

Response:  With regards to the first bullet point, we revised the response to prior comment 13 to respond that Liberator was required to file an information statement in connection with the “vote of shareholders” and change in Liberator’s name but that receipt of WES common stock in the merger reduced the likelihood of a lawsuit.  While the risk of claims by shareholders against an issuer can never be eliminated, we do not believe that the risk is material in the case of Liberator not having filed such an information statement as the merger provided the former Liberator shareholders with WES securities, which are quoted on the Over-the-Counter Bulletin Board and thus provide liquidity.  The WES securities that the shareholders received limits the materiality of our risk of liability from such shareholders since they received securities that have an active trading market instead of the Liberator securities that had no liquidity.  As such, the shareholders are in a better situation owning the WES securities than the Liberator securities, which would limit the risk of liability to WES since it would be difficult to prove damages were incurred.  Even if damages are proven, we believe they will be minimal because the WES securities are substantially similar to the Liberator securities with the exception that the WES securities have liquidity and the Liberator shareholders suffered less than 3% dilution from the merger.

In analogous situations, courts have agreed with our analysis.  For instance, courts have previously found that where shareholders were not given advance notice of a short-form merger, the company was not found in violation of Rule 10b-5.  For instance, in Santa Fe Industries, Inc. v. Green, 430 U.S. 462 (1977), the court held that Rule 10b-5 did not require any advance notice of a short-form merger to minority shareholders since there was practically no other alternative to the shareholders other than to accept the company’s offer to seek the statutory appraisal remedy.  In Goldberg v. Meridor, 567 F. 2d 209, 224 (C.A.N.Y. 1977), the court held that because minority shareholders would not have acted differently had they received prior notice of a merger, and because they could not have enjoined the merger under Delaware law, the failure to give advance notice was not a material nondisclosure within the meaning of Rule 10b-5.  Again, while the risk of claims from shareholders cannot be eliminated, we believe the risk is not material in light of the above.

Our prior response was meant to address both private plaintiffs and government entities.  The Commission could bring an action against Liberator for violating the federal proxy rules.  If a government entity was to bring an action against us and we were to lose such action, we could face fines and penalties.  We have added a risk factor to provide disclosure of the risk of our liability to both private plaintiffs and government entities.

Item 2.01 Completion of Acquisition of Disposition of Assets

6.
We note your response to prior comment 12; however, it remains unclear the extent to which the many products that you sell under the Liberator brand contribute to your business.  Please advise or revise.  Avoid vague terms like “primary” in your response.

Response:  We added additional disclosures under “Products and Services” to make clear the extent to which our products sold under the each brand contribute to our business.

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

Management's Discussion and Analysis...

7.	Please expand your response to prior comment 14 to provide us an analysis that clearly supports your conclusion that the registrant did not issue penny stock.

Response:  We revise our prior response as the conclusion that Liberator did not issue penny stock was inaccurate.  We removed the safe harbor contained in the first paragraph under the Management’s Discussion and Analysis section and added a risk factor regarding the application of “penny stock” rules to Liberator’s common stock.

Market Information

8.	Tell us the authority on which you relied for the last sentence of the second paragraph.

Response:  We removed the last sentence of the second paragraph as it is an inaccurate statement.

Director’s Compensation

9.
We note that your disclosure in response to prior comment 19 is limited to compensation for services rendered as a director. However, regulation S-K Item 402(m) requires disclosure of compensation for services rendered in all capacities.  Please revise.

Response:  We have revised such disclosure under “Executive Compensation.”

Certain Relationships and Related Transactions

10.
Please expand your response to prior comment 20 to tell us which part of your disclosure here addresses the loans outstanding on June 30, 2007, as noted in Exhibit 99.1 of the Form 8-K filed July 2, 2009.  Also tell us how your reference to transactions over $120,000 is consistent with the disclosure requirements of Item 404(d) of Regulation S-K.

Response: The second paragraph under “Certain Relationships and Related Transactions” discusses the notes payable to related parties totaling $705,000 that is noted in Exhibit 99.1 of that Form 8-K.

Item 404(d) of Regulation S-K requires disclosures under Item 404(a) “for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years.”  One percent of the average of Liberator’s total assets at June 30, 2009 and June 30, 2008 is approximately $34,661.  We restated the reference to transactions over $120,000 from our prior response to state that the other personal guarantees were for transactions each of which involved amounts less than $34,661.

Description of Securities

11.
Given the references to the “designations” of rights applicable to the preferred stock in the exhibit included with the Form 8-K filed on April 7, 2009.  Please tell us how the portion of your response to prior comment 24 regarding no certificate of designations is consistent with the laws of the jurisdiction of your incorporation. Cite all authority on which you rely.

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

Response:  Liberator had 10 million shares of preferred stock authorized under its Articles of Incorporation pursuant to the Nevada Revised Statutes 78.195.  This preferred stock can be considered “blank check” preferred since the Board of Directors were given the right to create a class of preferred stock and designate the rights, preferences, privileges and obligations of such class.  Liberator’s Board designated the class of Series A Preferred Stock, but through administrative error, failed to file the Certificate of Designations with the Nevada Secretary of State.

The Company does not believe this is inconsistent with Nevada Revised Statutes 78.195 which requires a Certificate of Designations to be approved by the shareholders or if applicable, the Board of Directors.  The Board of Directors did approve the Certificate of Designation.

To our knowledge, the Nevada Revised Statutes does not prohibit the issuance of preferred stock without the filing of a Certificate of Designations, nor did we find any case law in Nevada that would prohibit the issuance of preferred stock without a Certificate of Designations having been filed.  There was one preferred stockholder who had a contractual right to the preferred stock even if the rights of the preferred stock had not been determined.  WES plans on filing a Certificate of Designations after the WES Schedule 14C Information Statements becomes definitive and issuing the preferred stock.

Item 3.02 Unregistered Sales of Equity Securities

12.
We note your response to prior comment 16.  With a view toward disclosure, please tell us how the transactions you disclose here equal the 60,932,981 shares of common stock you say were outstanding as of October 19, 2009.  Also tell us how you determined the number of securities to report as beneficially owned by Hope Capital, given the information in this section and in note 4 to your beneficial ownership table.

Response:  The following is a list of the unregistered sales of shares of common stock described under Item 3.02:

Date	Holder	Number of Shares
June 26, 2009	11 Shareholders of OneUp	45,000,000
June 26, 2009	37 Private Placement Investors	8,000,000
June 26, 2009	New Castle Financial Services	2,732,980
June 26, 2009	Downshire Capital	200,000
November 10, 2008	Hope Capital	4,750,000
November 10, 2008	Lawrence Rothberg	250,000
October 31, 2007	Hope Capital	1

The total of the list above equals 60,932,981, which is the amount of shares of common stock outstanding as of October 19, 2009.  We added such disclosure under Item 3.02.

Regarding the number of shares reported as beneficially owned by Hope Capital, following is a breakdown of the reported 6,150,001 shares:

Transaction	Number of Shares
Private Placement on June 26, 2009	400,000
3% Convertible Note with Original Principal of $375,000	1,000,000
Private Placement on November 10, 2008	4,750,000
Private Placement on October 31, 2007	1

Total	6,150,001

Geoffrey Kruczek
Securities and Exchange Commission
June 21, 2010

Beneficial ownership by Hope Capital was determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.  The total number of shares beneficially owned by Hope Capital as of October 19, 2001 does not include 500,000 shares issuable upon conversion of the 3% Convertible Note with Original Principal of $375,000 issued on June 24, 2009, 1,000,000 shares issuable upon exercise of a 5-year Common Stock Purchase Warrant issued on June 26, 2009, or 1,000,000 shares issuable upon conversion of the 3% Convertible Note with Original Principal of $250,000 issued on September 2, 2009 because each of these securities contains a restriction on conversion or exercise, as the case may be, limiting Hope Capital’s ability to convert or exercise to the extent that such conversion or exercise would cause the beneficial ownership of the holder to exceed 9.9% of the number of shares of Liberator’s common stock outstanding immediately after giving effect to the issuance of shares of common stock as a result of a conversion or exercise.  These securities allow for Hope Capital to waive this limitation upon 61 day’s notice to the issuer, but, as of October 19, 2009, Liberator had not received any such notice.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer